AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

02049305

02 AUG 15

SUPPL

15 July 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 5 July 2002, Re: Proposed disposal of the Amsteel Group's equity interest of 12.95% in eCyberChina Holdings Limited ("eCyberChina") (formerly known as eCyberChina.net Limited), and

2) General Announcement dated 12 July 2002, Re: Proposed disposal by Amsteel Corporation Berhad ("Amsteel") of 100% equity interest in Optima Jaya Sdn. Bhd. ("OJSB") to SCB Developments Berhad ("SCB") for a consideration of RM150,000 and proposed settlement by SCB, for and on behalf of OJSB, of debts owing by OJSB to Amsteel totaling RM113.85 million as at completion.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

cc Ms Jennifer Monaco - The Bank of New York
101 Barclay Street
New York
NY 10286

Form Version 2.0

General Announcement

Reference No MM-020705-52147

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	**Not applicable**
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Tan Kong Han**
* Designation	:	**Senior General Manager, Corporate Finance**

* Type : ◉ **Announcement** ○ **Reply to query**

* Subject :

Amsteel Corporation Berhad ("Amsteel")
Proposed disposal of the Amsteel Group's equity interest of 12.95% in eCyberChina Holdings Limited ("eCyberChina") (formerly known as eCyberChina.net Limited)

* **Contents :-**

On 7 December 2001, the Board of Directors of Amsteel had announced that Amsteel, Ambang Jaya Sdn Bhd ("Ambang") and Angkasa Marketing (Singapore) Pte Ltd ("Angkasa"), both wholly-owned subsidiaries of Amsteel, had on 6 December 2001 entered into a conditional share sale agreement ("Agreement") to dispose of the Amsteel Group's equity interest of 12.95% in eCyberChina comprising 241,615,000 eCyberChina shares of HK$0.20 each to Shen Gang Limited ("Shen Gang") and Grand Marvellous Limited ("Grand Marvellous") for a total cash consideration of HK$48.323 million ("Proposed Disposal").

As provided by the Agreement, Amsteel, on behalf of Ambang and Angkasa, has vide its letter to Shen Gang and Grand Marvellous dated 5 July 2002, terminated the Agreement due to non-fulfilment of conditions precedent in the Agreement.

Shareholders are advised to refer to Amsteel's announcement dated 7 December 2001, 21 March 2002 and 29 March 2002 for further information on the Proposed Disposal.

This announcement is dated 5 July 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RHB Sakura Merchant Bankers Berhad Corporate Finance

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL** on **12-07-2002 05:48:15 PM**

Reference No **AA-020712-5C54D**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ◉ **Announcement** ○ **Reply to query**

* Subject :

NOTICE OF EXTRAORDINARY GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Amsteel Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 29 July 2002 at 10.00 a.m., for the purpose of considering, and if thought fit, passing the following resolution as an Ordinary Resolution:

PROPOSED DISPOSAL BY AMSTEEL CORPORATION BERHAD ("AMSTEEL") OF 100% EQUITY INTEREST IN OPTIMA JAYA SDN BHD ("OJSB") TO SCB DEVELOPMENTS BERHAD ("SCB") FOR A CONSIDERATION OF RM150,000 AND PROPOSED SETTLEMENT BY SCB, FOR AND ON BEHALF OF OJSB, OF DEBTS OWING BY OJSB TO AMSTEEL TOTALING RM113.85 MILLION AS AT COMPLETION

That subject to fulfilment of the conditions precedent provided in the Sale and Purchase Agreement dated 20 June 2001 between Amsteel and SCB ("SPA") for the proposed disposal by Amsteel of 100% of its equity interest in OJSB, approval be and is hereby given for Amsteel to dispose of its entire shareholding of 150,000 ordinary shares of RM1.00 each in OJSB representing 100% of the equity interest in OJSB for a total cash consideration of RM150,000 and for Amsteel to accept payment from SCB, for and on behalf of OJSB, of the sum of RM113.85 million, to be settled partially in cash of RM10,000,500 and partially by way of 23,111,000 new shares in SCB (valued at RM4.50 per share) in consideration for Amsteel's:-

(i) assumption of certain liabilities owing by OJSB to its trade, deferred and other creditors and to its related companies as at completion; and

(ii) waiver of all the liabilities owing by OJSB to Amsteel other than the sum of RM113.85 million as at completion

upon the terms and subject to the conditions contained in the SPA and that the Directors of Amsteel be and is hereby authorised with full powers, for the purposes of completing and giving effect to the aforesaid disposal, assumption and waiver of liabilities, to assent to any conditions, modifications, variations and/or amendments as may be required and/or approved by the relevant authorities and to do all acts, deeds and things as may be considered by the Directors of Amsteel to be necessary or expedient to give full effect to and to complete the SPA.

By Order of the Board

MAK WAI CHIN

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

12 JUL 2002

CHAN POH LAN
Secretaries
Kuala Lumpur
12 July 2002

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

1 2 JUL 2002

2. An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

3. The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time appointed for holding the Meeting.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....

Secretary

12 JUL 2002